EXHIBIT 11

SEQUENT COMPUTER SYSTEMS, INC. AND SUBSIDIARIES
STATEMENT SHOWING CALCULATION OF AVERAGE
COMMON SHARES OUTSTANDING AND EARNINGS
PER AVERAGE COMMON SHARE
(in thousands, except per share amounts)


                                      Three Months Ended        Year Ended
                                       December 30, 1995     December 30, 1995

Weighted average number
     of common shares outstanding             33,075             32,228

Application of the "treasury
     stock" method to the stock option
     and employee stock purchase plans          920               1,510

Weighted average of common stock
     equivalent shares attributable
     to convertible debentures                  575                607

     Total common and common
          equivalent shares, assuming
          full dilution                      34,570             34,345



Net income                             $     10,668        $    35,073

Add:
     Interest on convertible debentures,
     net of applicable income taxes             122               533

Net income, assuming full dilution     $     10,790        $   35,606

Net income per common share,
     assuming full dilution (A)        $       0.31        $     1.04




(A) In accordance with generally accepted accounting principles, fully-diluted earnings per share may not exceed primary earnings per share. The difference between primary and fully-diluted earnings per share is due to rounding.

     The computation of primary net income per common share is not included as the computation can be clearly determined from the material contained in this report.